Exhibit 99.2

Hollinger Inc.

NOTICE AND

MANAGEMENT PROXY CIRCULAR

FOR THE

ANNUAL MEETING OF SHAREHOLDERS

OF

HOLLINGER INC.

To be held at
The Ramada Hotel & Suites
Ballroom B and C, 300 Jarvis Street
Toronto, Ontario

on

September 27, 2007at
10:00 a.m. (Toronto time)

THIS BOOKLET CONTAINS IMPORTANT INFORMATION FOR SHAREHOLDERS

HOLLINGER INC.

___________

NOTICE OF ANNUAL

MEETING OF SHAREHOLDERS

___________

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of Hollinger Inc. (the "Corporation") will be held at The Ramada Hotel & Suites, Ballroom B and C, 300 Jarvis Street, Toronto, Ontario, on September 27, 2007 at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive and consider the financial statements of the Corporation for its financial year ended March 31, 2007, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and to authorize the directors to fix the auditors' remuneration; and

4.	to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

Shareholders are invited to attend the Meeting.  Shareholders are requested to complete, sign, date and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, in the envelope provided for that purpose, whether or not they are able to attend personally.  Only shareholders of record at the close of business on August 21, 2007 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

DATED at Toronto, Ontario this 15th day of August, 2007.

By Order of the Board of Directors

(signed)  Stanley M. Beck
Chairman

HOLLINGER INC.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by management of Hollinger Inc. (the "Corporation") for use at the annual meeting (the "Meeting") of holders of retractable common shares ("Common Shares") of the Corporation ("Shareholders") to be held at 10:00 a.m. (Toronto time) on September 27, 2007 at The Ramada Hotel & Suites, Ballroom B and C, 300 Jarvis Street, Toronto, Ontario, or any postponement(s) or adjournment(s) thereof.  Except as otherwise stated, the information contained herein is given as of August 15, 2007and all dollar amounts are stated in Canadian dollars.

All direct and indirect expenses in connection with the solicitation will be borne by the Corporation.  This Circular and the accompanying proxy are being mailed to Shareholders on or about August 30, 2007.  Proxies may be solicited by employees or agents of the Corporation personally, by mail, or by telephone or other electronic means.  The Corporation will reimburse brokers, custodians, nominees and fiduciaries for reasonable expenses in forwarding proxy materials to Shareholders.

VOTING INFORMATION

How Do I Vote?

Registered Shareholders

Each registered Shareholder is entitled to one vote for each Common Share registered in his or her name as of the close of business on the record date.  The record date has been set as August 21, 2007.  If you purchased Common Shares of the Corporation from a registered Shareholder after the record date, you may vote those shares at the Meeting by asking Computershare Investors Services Inc. ("Computershare") to include your name on the list of Shareholders eligible to vote at the Meeting.  In that case, you will have to provide properly endorsed share certificates or other documentation that establishes your ownership.  This request must be made at least 10 days before the Meeting.  If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy (explained below).

Non-Registered Beneficial Shareholders

If your shares are held in an account with a trust company, securities broker or other financial institution (an "Intermediary"), you are considered to be a non-registered beneficial Shareholder.  The Intermediary is the legal entity entitled to vote your shares for you, in the manner that you direct them.  Non-registered beneficial Shareholders should not complete the form of proxy being circulated by management of the Corporation ("Management").  Instead, you should follow the instructions that your Intermediary delivered to you with this Circular.  This form will provide the necessary instructions to your Intermediary as to how you would like to vote your Common Shares at the Meeting.  If you plan on attending the Meeting in person you will not be entitled to vote in person unless the proper documentation is completed.  You should contact your Intermediary well in advance of the Meeting and follow its instructions if you want to vote in person.

Voting by Proxy

Mr. Beck, the Chairman of the Corporation and Mr. Voorheis, the Chief Executive Officer and a director of the Corporation, are the persons designated in the enclosed form of proxy who will represent Management at the Meeting.  You have the right, as a Shareholder, to appoint a different person to attend and to act for you on your behalf at the Meeting.  You may exercise this right by inserting in the space provided in the form of proxy the name of the other person you would like to appoint as nominee.  In order to be used at the Meeting, your proxy must be deposited with the Corporation or with Computershare not less than 48 hours preceding the Meeting or any postponement or adjournment thereof.

If there is a ballot called for at the Meeting, the shares represented by proxies in favour of the persons named by Management on the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions specified by shareholders in the forms of proxy.

If you have not specified in the form of proxy how to vote on a particular matter, your proxyholder is entitled to vote your Common Shares as he or she sees fit.  If your proxy form does not specify how to vote on a particular matter and if you have authorized Mr. Beck or Mr. Voorheis to act as your proxyholder, your Common Shares will be voted in favour of the particular matter.

What if there are amendments or other matters brought before the Meeting?

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to the matters identified in the notice of meeting or other matters that may properly come before the Meeting.  Management is not aware of any such amendments or other matters.

What if I change my mind and want to revoke my proxy?

If you change your mind and want to revoke your proxy, after you have delivered it to Computershare, you (or your attorney if one has been authorized; or if a corporation, an officer thereof) may revoke it by completing another properly executed form of proxy or instrument in writing, bearing a later date and delivering it to Computershare or to the registered office of the Corporation located at 120 Adelaide Street West, Suite 512, Toronto, Ontario, M5H 1T1.  You may also deposit your revocation with the chairman of the Meeting on the day of the Meeting or any postponement or adjournment thereof.

VOTING Common SHARES AND PRINCIPAL HOLDERS THEREOF

As of the date hereof, 34,945,776 Common Shares are issued and outstanding.  Each Common Share carries the right of one vote at the Meeting.  The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

As of the date hereof, 1,701,995 exchangeable non-voting preference shares, series II (each a "Series II Preference Share") of the Corporation are issued and outstanding.  Holders of Series II Preference Shares are not entitled to receive notice of, to attend or to vote at any meeting of the Shareholders of the Corporation, except as otherwise provided for in the articles of the Corporation, or as required by law.

To the knowledge of the directors and senior officers of the Corporation, only The Ravelston Corporation Limited ("RCL") beneficially owns or exercises control or direction over 10% or more of the Common Shares.  RCL, directly and indirectly, holds 27,363,170 Common Shares, representing 78.3% of the outstanding Common Shares.  RCL is currently in receivership and is under the control and direction of RSM Richter Inc. ("Richter") in accordance with a receivership order given by the Ontario Superior Court of Justice (the "Court") pursuant to the Courts of Justice Act (Ontario).

MATTERS FOR CONSIDERATION OF SHAREHOLDERS

Financial Statements and Auditors' Report

The consolidated financial statements of the Corporation for the financial years ended March 31, 2007 (the "2007 Financial Year"), March 31, 2006 (the "2006 Financial Year") and December 31, 2005 (collectively, the "Financial Statements"), together with the auditors' report thereon, have been mailed to Shareholders.  These documents are also available on the System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com.

Appointment of Auditors

Management proposes that Zeifman & Company, LLP ("Zeifman") be appointed as the auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders.  Zeifman has been the auditors of the Corporation since March 5, 2004.

It is intended that, on any ballot that may be called for relating to the appointment of auditors, the Common Shares represented by proxies in favour of the Management designees will be voted in favour of the appointment of Zeifman as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and authorizing the board of directors of the Corporation (the "Board" or "Board of Directors") to fix the remuneration to be paid to the auditors, unless authority to do so is withheld.

Election of Directors

Five directors are to be elected at the Meeting.  The term of each of the current directors will expire at the conclusion of the Meeting.  Each of the persons listed below has been nominated by

Management for election as a director of the Corporation.  Each director elected will hold office until the next annual meeting of Shareholders, or until his successor is elected or appointed.

The following information relating to the nominees is based on information received by the Corporation from the nominees and sets forth the name of each of the persons proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in the Corporation held by him, the year in which he was first elected a director and the number of securities of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him as of August 15, 2007.

Management's Nominees for Election as Directors of the Corporation

Name, Municipality of Residence and Ownership of Securities	Principal Occupation and Biography
Stanley M. Beck, QC(1)(2)(4) Toronto, Ontario, Canada Common Shares: 0 Options: 0 Series II Preference Shares: 0
Stanley Beck currently serves as director for Altamira Inc. (Chairman, Advisory Council), GMP Capital Corp. (Chairman), NewGrowth Corp., Utility Corp., First Financial GP Corp., Canadian Tire Bank Inc. and 407 International Inc. (Chairman).  Mr. Beck is a former Chairman of the Ontario Securities Commission and former Dean of Osgoode Hall Law School.

Director since July 19, 2005
Chairman of the Board of Directors since April 17, 2006

David W. Drinkwater(1)(3) Toronto, Ontario, Canada Common Shares: 0 Options: 0 Series II Preference Shares: 0
David Drinkwater has been the Chief Financial Officer, acting on an interim basis, of Nortel Networks Corporation since May 1, 2007.  Mr. Drinkwater was the Chief Legal Officer of Nortel Networks Corporation from December 19, 2005 to May 1, 2007.  From August 2004 to December 2005, he acted as an independent consultant and corporate director.  From April 2003 to July 2004, he was Executive Vice President and Chief Financial Officer at Ontario Power Generation Inc.  From December 1998 to March 2003, Mr. Drinkwater was Executive Vice President, Corporate Development and Legal Affairs at Ontario Power Generation.  Mr. Drinkwater holds an LL.M. from the London School of Economics, an LL.B. from Dalhousie University and a B.A. in Business Administration from the Richard Ivey School of Business at the University of Western Ontario.

Director since August 25, 2005

Patrick W.E. Hodgson(1)(3) Toronto, Ontario, Canada Common Shares: 118,100 Options: 0 Series II Preference Shares: 0
Patrick Hodgson is President of Cinnamon Investments Ltd., a Toronto-based investment manager.  Mr. Hodgson was President of London Machinery Co. Ltd. for 25 years, and subsequently was Chairman of the board at Todd Shipyards Corporation and Scotts Hospitality Inc.  He is currently serving as a director of M & T Bank, First Carolina Investors, Inc. and Todd Shipyards Corporation.  Mr. Hodgson holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.

Director since May 12, 2006

Name, Municipality of Residence and Ownership of Securities	Principal Occupation and Biography
David A. Rattee(1)(2)(3) Toronto, Ontario, Canada Common Shares: 0 Options: 0 Series II Preference Shares: 0
David Rattee has been President and Chief Executive Officer of MICC Investments Ltd. since 1987.  He is also currently Chairman, President and Chief Executive Officer of CIGL Holdings Ltd.  Prior to this, Mr. Rattee held the positions of Executive Vice President and Chief Financial Officer of Central Capital Corporation, President and Chief Operating Officer of Lloyds Bank Canada and various senior executive positions with Continental Bank of Canada and IAC Limited.  He serves as a director on a number of boards, including MICC Investments Ltd., Bank of New York Trust Co. of Canada, Northstar Aerospace Inc. (where he is also Chairman of the audit committee), Open Access Ltd., Loring Ward International Ltd. (where he is also Chairman of the board), Reliable Life Insurance Company and Old Republic Insurance Co. of Canada.  Mr. Rattee holds a B.Comm. from McGill University and an M.B.A. from the University of Western Ontario.  Mr. Rattee is a Chartered Accountant.

Director since August 25, 2005

G. Wesley Voorheis(1) Toronto, Ontario, Canada Common Shares: 1,000 Options: 1,000,000 Series II Preference Shares: 0
Wesley Voorheis is Managing Director of VC & Co. Incorporated ("VC & Co.") and a Partner of Voorheis & Co. LLP, which acts as an advisor to institutional and other shareholders with respect to their investments in Canadian public and private companies.  Prior to the establishment of Voorheis & Co. LLP, Mr. Voorheis was a partner in a major Toronto law firm specializing in securities law and mergers and acquisitions.  Mr. Voorheis has also been a director of Sun-Times Media Group, Inc. since July 31, 2007.

Director since May 12, 2006
Chief Executive Officer effective April 16, 2007

(1) Former member of the Litigation Committee. Until it was disbanded on March 27, 2007, the Litigation Committee was comprised of the entire Board of Directors.
Mr. Voorheis was the Chairman of the Litigation Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee. Mr. Rattee is the Chairman of the Audit Committee.
(4) Mr. Beck beneficially owns or controls 3,525.67 of Class A Common Stock of Sun-Times Media Group, Inc.

Information Relating to Proposed Directors - Voting Securities

The nominees for election as directors of the Corporation at the upcoming annual meeting own or control an aggregate of 119,100 Common Shares.

Voting for Directors

On any ballot that may be called for the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the Common Shares represented by such proxy in favour of the election of the nominees whose names are set forth above, except those, if any, excluded by the Shareholder in the proxy or unless the Shareholder who has given the proxy has directed that the Common Shares be withheld from voting in the election of directors.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE "FOR" THE ELECTION TO THE BOARD OF DIRECTORS OF THE PERSONS REFERRED TO ABOVE UNLESS OTHERWISE DIRECTED.  MANAGEMENT DOES NOT EXPECT THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  HOWEVER, IF FOR ANY REASON ANY OF

THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS A DIRECTOR, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION.

Information Relating to Proposed Directors -Cease Trade Orders, Bankruptcies, Penalties or Sanctions

On August 1, 2007, the Corporation obtained an initial order from the Court granting it creditor protection under the Companies' Creditors Arrangement Act (Canada) (the "CCAA").  On the same date, the Corporation made a concurrent application for a companion order under Chapter 15 of the United States Bankruptcy Code.  These proceedings include the Corporation and its wholly-owned subsidiaries, Sugra Limited and 4322525 Canada Inc. (collectively, the "Applicants").  The initial order and the U.S. proceedings provided for an initial stay period of 30 days, and may potentially be extended to such later dates as the Court may order.

On May 18, 2004, as a result of the inability of the Corporation to file financial statements on a timely basis as required under the Ontario securities laws, the Ontario Securities Commission (the "OSC") issued a temporary cease trade order that prohibited certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation, subject to certain exceptions.  On June 1, 2004, the OSC issued a management cease trade order (the "MCTO").  The MCTO was subsequently varied on March 8, 2005, August 10, 2005 and April 28, 2006.  The April 28, 2006 variation added the then current directors and officers of the Corporation to the list of persons subject to the MCTO.  On April 10, 2007, the MCTO was revoked pursuant to an order issued by the OSC.  The revocation order stemmed from the remediation by the Corporation of its historical continuous disclosure record on March 7, 2007.

Related orders were also issued by securities regulatory authorities in British Columbia on May 31, 2004 and Alberta on June 10, 2004 but were revoked, or expired, following the revocation of the MCTO by the OSC.

Mr. Drinkwater has been a senior officer of Nortel Networks Corporation since December 19, 2005.  On April 10, 2006, the OSC issued a management cease trade order applicable to senior officers of Nortel Networks Corporation that was in effect until June 8, 2006.  The order was issued in connection with the failure of Nortel Networks Corporation to file its annual financial statements for the year ended December 31, 2005 by the date required under applicable securities laws.

From on or about September 18, 2003 until June 24, 2004, Mr. Voorheis was a director of Atlas Cold Storage Holdings Inc. ("ACSHI"), the entity through which Atlas Cold Storage Income Trust ("Atlas") carried on its business.  From November 2003 to October 2004, William Aziz, the current Chief Financial Officer of the Corporation, was the Interim Chief Financial Officer of ACSHI.  As a result of Atlas not having filed its 2003 third quarter financial statements by the required deadline, the OSC issued a management cease trade order relating to any trading in securities of Atlas, against the trustees of Atlas, certain members of the board of directors of ACSHI and certain other then current and former officers of ACSHI (not including Mr. Aziz).

The cease trade order remained in effect until May 11, 2004, following the remediation of the filing default.

On February 20, 2002, Call-Net Enterprises Inc. ("Call-Net") announced a recapitalization proposal to reduce its debt.  The terms of the recapitalization proposal included the exchange of Call-Net's existing $2.6 billion senior unsecured notes for US$377 million in new secured debt due in 2008, a payment of US$81.9 million in cash to existing debtholders and the granting of shares amounting to 80% of the equity of the recapitalized company to existing debtholders.  On April 3, 2002, Call-Net's debtholders and shareholders voted in favour of the recapitalization proposal, and on April 5, 2002 a final order of the Court under the CBCA was received to implement the recapitalization proposal effective April 10, 2002.  Mr. Rattee became a director of Call-Net on April 10, 2002.

In November 2002, Doman Industries Ltd. ("Doman") was granted an initial order under the CCAA.  Certain provincial securities commissions also issued cease trade orders applicable to the shares of Doman as a result of its failure to file interim financial statements within the prescribed filing periods.  Mr. Aziz became a director of Doman in 2003 as a member of the special committee of the board of directors constituted in connection with the restructuring of the company.

Mr. Rattee was a director of TDZ Holdings Inc. from April 1999 to August 2001.  On July 21, 2001, certain provincial securities commissions issued orders ceasing the trade of TDZ Holdings Inc.'s shares as a result of a failure to file its financial statements within the prescribed filing periods.  Such financial statements were subsequently filed and the order was revoked.

On November 15, 2000, Mr. Hodgson resigned as director of Queensway Financial Holdings Limited.  On May 18, 2001, Queensway Financial Holdings Limited and its wholly-owned U.S. subsidiary Queensway Holdings, Inc. obtained an order from the Court appointing Ernst & Young Inc. as an interim receiver pursuant to the Bankruptcy and Insolvency Act (Canada).

Mr. Voorheis became a director and Chairman of the board of YBM Magnex International, Inc. ("YBM") in September 1998 pursuant to a reconstitution of YBM's board of directors undertaken at the instigation of its Canadian institutional shareholders.  YBM had previously been the subject of cease trade orders relating to, among other things, its failure to file financial statements, which cease trade orders were ultimately made permanent.  On December 8, 1998, at the instigation of its board of directors, YBM applied and received an order from the Alberta Court of Queen's Bench appointing Ernst & Young YBM Inc. as receiver and manager of YBM. The board of directors, including Mr. Voorheis, resigned immediately after the appointment.

Mr. Aziz is a former director and officer of White Rose Crafts and Nursery Sales Limited ("White Rose"), whose principal shareholder, the Bank of Nova Scotia, applied for protection under the CCAA in November 1998 and a restructuring plan was implemented in July 1999.  Mr. Aziz also acted as an officer and director of Agnew Group Inc., a private company which filed an assignment in bankruptcy, and an officer and director of Omega Digital Data Inc., a private company which consented to the appointment of a receiver by its bank creditor.

EQUITY COMPENSATION PLANS

The Corporation has two equity compensation plans: (a) the Corporation's Amended and Restated Executive Share Option Plan dated September 14, 1994, as amended on December 3, 1996 (the "Option Plan"); and (b) the Corporation's Directors' Share Unit Plan, as approved and adopted by the Board of Directors on February 24, 1999 and amended as of February 6, 2004 (the "Directors' Share Unit Plan").  Under the Option Plan, the Corporation can grant options to certain key executives for up to 5,560,000 Common Shares.  Under the Directors' Share Unit Plan, effective February 24, 1999, the directors are permitted to elect up to 100% of total fees which they are entitled to be paid in the form of deferred share units, which units equal the number of Common Shares that could have been purchased in the open market for a dollar amount equal to the percentage of that director's fee that is credited to an account maintained by the Corporation under the Directors' Share Unit Plan for that director.

Equity Compensation Plan Information

The following table sets forth information with respect to compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Option Plan	2,000,000(1)	$3.10	3,560,000
Directors Share Unit Plan	NIL	N/A	Unlimited
_________

(1)
In 2005, under an advisory agreement (the "Advisory Agreement") dated November 11, 2005 between the Corporation, RC Benson Consulting Inc. ("Benson Consulting") and Randall Benson, the Corporation granted Benson Consulting options to purchase an aggregate of 1,000,000 Common Shares under the Option Plan at an exercise price of $5.50.  All such options had vested as at April 15, 2006 and, subject to certain conditions, will expire on March 8, 2010.  On May 7, 2007, under an option agreement (the "Option Agreement") dated May 7, 2007 between Mr. Voorheis and the Corporation, the Corporation granted Mr. Voorheis options to purchase an aggregate of 1,000,000 Common Shares under the Option Plan at an exercise price of $0.70.  All such options vested on the date of grant and expire on May 7, 2012.

EXECUTIVE COMPENSATION

Compensation of Officers

The executive officers of the Corporation as at March 31, 2007, the end of the Corporation's most recent financial year, were Wesley Voorheis, who served in an executive capacity starting on January 15, 2007 and was appointed Chief Executive Officer effective April 16, 2007, and William Aziz, who was appointed Chief Financial Officer effective March 8, 2007.  Prior to March 8, 2007, Randall Benson served as Chief Restructuring Officer and Ronald Mitchell served as Acting Chief Financial Officer of the Corporation.

Summary Compensation Table

The following table sets out compensation paid in respect of Messrs. Voorheis, Aziz, Benson and Mitchell (collectively, the "Named Executive Officers") during the Corporation's three most recent financial years.

Name and Principal Position	Financial Year (1)	Compensation Paid During Financial Year			Long-Term Compensation Awards
		Salary ($)	Bonus ($)	Other Compensation ($)(2)	Securities under Options Granted(3)
Wesley Voorheis Chief Executive Officer (effective April 16, 2007)	2007	–	–	180,318 (4) 179,670 (5)	–
	2006	–	–	–	–
	2005	–	–	–	–

William Aziz Chief Financial Officer (effective March 8, 2007)	2007	–	–	42,400 (6)	–
	2006	–	–	–	–
	2005	–	–	–	–

Randall Benson Chief Restructuring Officer (until March 7, 2007)	2007	–		1,936,750 (7)	–
	2006	–	–	240,750 (7)	–
	2005	–	–	441,375 (7)	1,000,000 (8)

Ronald Mitchell Acting Chief Financial Officer (until March 7, 2007)	2007	–	–	578,080 (9)	–
	2006	–	–	63,138 (9)	–
	2005	–	–	22,154 (9)	–
(1)  References in this table under the column "Financial Year" to:  (i) "2007" are to the 2007 Financial Year of April 1, 2006 to March 31, 2007; (ii) "2006" are to the 2006 Financial Year of January 1, 2006 to March 31, 2006; and (iii) "2005" are to the financial year of January 1, 2005 to December 31, 2005.

(2)  Amounts shown include Goods and Services Tax paid by the Corporation in connection with the services provided.

(3)  Under a consulting services agreement dated June 20, 2007 between the Corporation, VC & Co. and Mr. Voorheis (the "Consulting Agreement") and the Option Agreement, Mr. Voorheis was granted options to acquire 1,000,000 Common Shares subsequent to March 31, 2007.  See "- Termination of Employment, Change in Responsibilities and Employment Contracts – Wesley Voorheis" and " − Options and SARs – Stock Option Plan".

(4)  Consists of advisory fees paid to Voorheis & Co. LLP.

(5)  Consists of a fee paid to VC & Co. pursuant to the Consulting Agreement for matters accomplished by Mr. Voorheis during the period from January 15, 2007 to April 16, 2007. Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

(6)  Consists of fees paid to BlueTree Advisors in respect of Mr. Aziz's engagement by the Corporation commencing March 2, 2007 and up to March 31, 2007.  See "- Termination of Employment, Change in Responsibilities and Employment Contracts - William Aziz".  Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

(7)  Consists of advisory fees paid to Benson Consulting in respect of Mr. Benson's services as Chief Restructuring Officer from July 15, 2005 to March 7, 2007.  See "-Termination of Employment, Change in Responsibilities and Employment Contracts  - Randall Benson".  Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

(8)  Under the Advisory Agreement, Benson Consulting was granted options to acquire 1,000,000 Common Shares.  See "- Termination of Employment, Change in Responsibilities and Employment Contracts – Randall Benson" and " - Options and SARs - Stock Option Plan".

(9)  Consists of advisory fees paid under a consulting services agreement with Mr. Mitchell from November 28, 2005 to March 7, 2007.  See "- Termination of Employment, Change in Responsibilities and Employment Contracts - Ronald Mitchell".  Perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus during the applicable financial year.

Options and SARs

Stock Option Plan

Under the Option Plan, the Corporation may issue non-transferable options to purchase up to 5,560,000 Common Shares to designated executives of the Corporation, its subsidiaries and affiliates (including the Named Executive Officers).  Options issued under the Option Plan entitle the holder to purchase up to a specified maximum number of Common Shares at a price equal to the exercise price.

At the present time, the Board of Directors does not anticipate further issuance of options under the Option Plan, other than as may be necessary to attract or retain executives with the specialized skills required to execute the Corporation's restructuring initiatives in the short and medium term.  During the 2007 Financial Year, no options were granted to the Named Executive Officers under the Option Plan.

Pursuant to the Consulting Agreement (described further below) and the terms of the Option Agreement dated May 7, 2007 (referenced above), the Corporation granted to Mr. Voorheis stock options to purchase up to an aggregate of 1,000,000 Common Shares at an exercise price equal to $0.70 per share.  The options vested on the date of the grant and expire May 7, 2012.  See "- Termination of Employment, Change in Responsibilities and Employment Contracts - Wesley Voorheis".

In 2005, pursuant to the Advisory Agreement (which has now been terminated) under which Mr. Benson's services as Chief Restructuring Officer were provided, the Corporation granted Benson Consulting options to purchase an aggregate of 1,000,000 Common Shares under the Option Plan at an exercise price of $5.50.  See "- Termination of Employment, Change in Responsibilities and Employment Contracts - Randall Benson".  As at April 15, 2006, all such options had vested.  The options granted under the Advisory Agreement expire on March 8, 2010, provided that if any of the Common Shares are subject to any cease trade order or any similar restraint on trading during the 18 months immediately preceding March 8, 2010, the exercise period of the options is extended by a period equal to the number of days any such trading restraint is in effect.  If, due to applicable law, including orders of securities authorities, Benson Consulting is unable to exercise such options or sell Common Shares issuable on exercise of such options, the Corporation must provide alternate compensation to Benson Consulting having an equivalent total after-tax value to Benson Consulting.

Aggregated Option Exercises During the 2007 Financial Year and Financial Year-End Option Values

The following table sets forth details concerning the value of outstanding options issued pursuant to the Option Plan to Named Executive Officers as at March 31, 2007.

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at March 31, 2007 (#) Exerciseable/Unexerciseable	Value of Unexercised in-the- Money Options/SARs at March 31, 2007 ($) Exerciseable/Unexerciseable

Randall Benson Chief Restructuring Officer (to March 7, 2007)	0	0	1,000,000/0	0/0

Termination of Employment, Change in Responsibilities and Employment Contracts

Wesley Voorheis: On January 15, 2007, the Corporation and VC & Co., a corporation controlled by Mr. Voorheis, entered into an engagement agreement (the "Voorheis Engagement Agreement") pursuant to which Mr. Voorheis began rendering service to the Corporation as a senior executive of the Corporation.  On June 20, 2007, the Corporation, VC & Co. and Mr. Voorheis entered into the Consulting Agreement pursuant to which Mr. Voorheis was appointed Chief Executive Officer of the Corporation effective April 16, 2007 and agreed to provide certain services to the Corporation through VC & Co.  The Consulting Agreement superseded and replaced in its entirety the Voorheis Engagement Agreement.

Under the terms of the Consulting Agreement, VC & Co. receives a base fee of $75,000 per month and is eligible for additional milestone fees based on substantial completion of certain milestone achievements.  These include a milestone fee of $1.2 million (the "Refinancing Milestone Fee") upon substantial completion of the financing of the Corporation's outstanding senior notes (the "Secured Notes") or a resolution of outstanding issues with the noteholders, and if such milestone is achieved, an additional milestone fee of $1.4 million (the "Significant Transaction Milestone Fee") upon the completion of (i) the sale or other disposition by the Corporation of substantially all of its shares in Sun-Times Media Group, Inc. ("Sun-Times"), (ii) the sale or other disposition of a majority of the outstanding Common Shares in a transaction supported by the Board of Directors, or (iii) the sale or other disposition of all or substantially all of the assets of the Corporation or Sun-Times.

VC & Co. is also entitled to additional milestone fees (the "Additional Milestone Fees") that are fair and reasonable in the circumstances upon the substantial completion of any significant matter related to Mr. Voorheis' responsibilities, other than those referred to above, to (i) supervise the legal, regulatory or related matters in which the Corporation is involved, (ii) arrange financing to provide the Corporation with additional liquidity and working capital, (iii) exert the Corporation's influence to cause Sun-Times to take such actions as are necessary to improve its operational performance, and (iv) any other responsibilities assigned by the Board of Directors.

The Corporation also paid VC & Co. $169,500 in respect of accomplishments of Mr. Voorheis during the period from commencement of his services on January 15, 2007 to April 16, 2007.  In the event that during the 12 months following January 15, 2007 the Corporation issues additional Common Shares or securities which are convertible into, or carry the right to receive or provide Hollinger with the right to issue, additional Common Shares (or other equity-like securities) (a "Specified Financing"), VC & Co. will be entitled, upon Mr. Voorheis exercising any options, to an additional cash payment.  The additional cash payment per exercised option will be equal to the amount of additional net cash value that would have been realized by Mr. Voorheis in respect of the exercise of the options if, instead of the options, at the time of the Specified Financing, Mr. Voorheis had been issued replacement options to acquire 3% of the outstanding Common Shares (or other equity-like securities) calculated on a fully-diluted basis (including after giving effect to all Specified Financings), with such replacement options having an exercise price equal to the lower of: (i) the market price of the securities issued in the Specified Financing immediately following completion of the Specified Financing, and (ii) the price at which Common Shares (or other equity-like securities) are issued or issuable in connection with the Specified Financing.

The Consulting Agreement also provides that if Mr. Voorheis is terminated without cause (other than following a change of control of the Corporation), VC & Co. is entitled to the milestone fees that could reasonably be considered to have been earned prior to the date of termination and an amount equal to nine times his base monthly fee.

In the event that Mr. Voorheis resigns within the three-month period following the date which is 90 days following a change of control of the Corporation (provided that such change of control occurs on or after August 15, 2007), VC & Co. will be entitled to an amount equal to the aggregate of: (i) twelve times his monthly base fee; (ii) if the Refinancing Milestone Fee and the Significant Transaction Milestone Fee have not been paid in full, $1.6 million less any amounts previously paid in respect of such fees; and (iii) an amount in relation to the Additional Milestone Fees not yet paid that could reasonably be considered to have been earned prior to the termination of Mr. Voorheis' employment based on the degree of success made by the Corporation with respect to the relevant matters up to that date.  However, if a change of control results from an event in respect of which the Refinancing Milestone Fee is payable, VC & Co. is entitled to receive only the Significant Transaction Milestone Fee and the Additional Milestone Fees that could reasonably be considered to have been earned prior to the date of termination of Mr. Voorheis' employment based on the degree of success made by the Corporation with respect to the relevant matters up to that date.

A change of control is defined in the Consulting Agreement to include the following events:  (i) an acquisition by a person or group, other than Catalyst Fund General Partner I Inc. ("Catalyst") or Richter, of 25% or more of the outstanding Common Shares or other equity-like securities of the Corporation; (ii) the individuals elected to the Board of directors on May 7, 2007 ceasing to constitute a majority of the Board; (iii) a disposition of all or substantially all of the assets of the Corporation; or (iv) the appointment, other than at the behest of the Board, of any receiver, trustee, administrator, monitor or similar appointment in respect of the Corporation or its assets and undertakings.

Lastly, pursuant to the Consulting Agreement and the Option Agreement, Mr. Voorheis was granted stock options to purchase up to an aggregate of 1,000,000 Common Shares of the Corporation at an exercise price equal to $0.70 per share.

William Aziz:  The services of Mr. Aziz as Chief Financial Officer are provided to the Corporation pursuant to the terms of an engagement agreement dated March 26, 2007 between the Corporation and BlueTree Advisors, of which Mr. Aziz is the Managing Partner.  Pursuant to the engagement agreement, Mr. Aziz assumed the duties of Chief Financial Officer on March 8, 2007 and will continue until December 31, 2007 unless the arrangement is terminated by either party.  The engagement agreement provides that Mr. Aziz will commit himself to such role on a full-time basis until at least June 30, 2007 (the "Full-Time Term") and thereafter on a part-time basis (the "Part-Time Term"), with the timing of such switch to occur at a mutually agreed time that may be on a date following June 30, 2007.  It is currently anticipated that Mr. Aziz will continue to serve on a full-time basis until at least September 30, 2007; however, this timing may change in the event that the Corporation and Mr. Aziz agree otherwise.

Under the terms of the engagement agreement, BlueTree Advisors receives a monthly work fee of $40,000 for the Full-Time Term and $20,000 for the Part-Time Term.  The engagement agreement provides that if Mr. Aziz is terminated at any time by the Corporation without just cause, the Corporation shall pay to BlueTree Advisors all amounts accrued and owing thereunder to and including the date of such termination.  Prior to the termination of Mr. Aziz's engagement, the Board of Directors will review the nature and extent of Mr. Aziz's efforts in carrying out his duties to the Corporation and, in the sole discretion of the Board, determine whether he should be paid a bonus or additional compensation.

Ronald Mitchell:  During the 2007 Financial Year, Mr. Mitchell provided consulting services to the Corporation under a consulting agreement effective from November 29, 2005 to March 31, 2007.  Under the consulting agreement, Mr. Mitchell received a work fee of $24,000 per month up to March 31, 2006 and thereafter received a work fee of $40,000 per month.  The consulting agreement provided that if it was terminated at any time prior to its expiry for any reason other than (i) voluntary termination by Mr. Mitchell, or (ii) cause, Mr. Mitchell would be entitled to payment of his work fee for the entire term of the consulting agreement.  Effective April 1, 2006, Mr. Mitchell received a "continuation bonus" of $64,000.

Randall Benson: The services of Mr. Benson as Chief Restructuring Officer were provided to the Corporation under the Advisory Agreement.  Under the Advisory Agreement, the Corporation paid Benson Consulting a work fee of $75,000 per month.  In addition, Benson Consulting was entitled to certain milestone fees under the Advisory Agreement.

Pursuant to the Advisory Agreement Memorandum of Agreement (the "Advisory Agreement MOA") dated January 15, 2007, the Advisory Agreement was terminated (as of March 7, 2007) and in consideration of the services rendered and milestones achieved pursuant to the terms of the Advisory Agreement, the Corporation paid to Benson Consulting $1.0 million.  All payments required under the Advisory Agreement MOA have been made.

Composition of the Compensation Committee

During the portion of the 2007 Financial Year prior to July 7, 2006, the Board did not have a compensation committee constituted.  Accordingly, the entire Board performed the function ordinarily performed by a compensation committee, which consisted of Messrs. Beck, Glassman, Wright, Drinkwater, Rattee and Benson as at April 1, 2006.  On July 7, 2006, the Board formed a compensation committee comprised of Messrs. Beck, Gillespie, Glassman and Rattee.  On October 26, 2006, Mr. Gillespie ceased to be a member of the compensation committee and, in May 2007, Mr. Glassman ceased to be a member of the compensation committee.  Other than Mr. Benson (who ceased to be a committee member on July 7, 2006 and ceased to be a director on March 7, 2007), during the 2007 Financial Year, no committee member was or had previously been an officer or employee of the Corporation or any of its subsidiaries.

Report on 2007 Executive Compensation

The Corporation is a holding company and has no material operations.  The Corporation's principal asset is its investment in Sun-Times.  Its primary source of cash flows are dividends received from Sun-Times (which have been suspended since December 13, 2006), interest income from short-term investment certificates and proceeds from the sale of its real estate holdings.  The Corporation's expenses principally relate to legal and advisory fees.

The Corporation's executive compensation policy is driven by the unique set of challenges for management in the short and medium term as the Corporation restructures its business.  These management challenges are numerous and include complex litigation matters, Canadian and U.S. regulatory compliance issues, court-ordered third party investigations and defaults under senior indebtedness.  Accordingly, the Board's objective is to attract talented senior management personnel with the specialized skills and management experience to respond to these unique circumstances.  The appointment of Wesley Voorheis as Chief Executive Officer effective April 18, 2007 and William Aziz as Chief Financial Officer on March 8, 2007 reflects the Board's focus on the challenges facing the Corporation in the short and medium term.

Given the uncertainty currently surrounding the Corporation as it restructures, the Board believes that cash consideration plays an important role in executive compensation packages.  However, the Board believes that achievement of short and medium-term goals of the Corporation is enhanced by targeted incentive programs based on quantitatively determinable milestones that evidence progress in the restructuring initiative.  At the present time, the Board does not anticipate further issuance of options under the Option Plan, other than as may be necessary to attract or retain executives with the specialized skills required to execute the Corporation's restructuring initiatives in the short and medium term.

Mr. Voorheis is the only Named Executive Officer currently acting for the Corporation who has incentive-based elements included in his compensation package.  These milestone incentive payments are based on success related to value realization by the Corporation.  See "— Termination of Employment, Change in Responsibilities and Employment Contracts –– Wesley Voorheis".  In addition, Mr. Voorheis' compensation package includes a grant of stock options which, in the Corporation's current circumstances, serves as a longer-term incentive.  Mr. Benson was also a Named Executive Officer during the 2007 Financial Year but ceased to act in that capacity as of March 7, 2007.  See "- Termination of Employment, Change in Responsibilities and Employment Contracts - Randall Benson".  The Board believes that Messrs. Voorheis' and Benson's compensation combines an appropriate combination of cash compensation and incentives, given the Corporation's current priorities.  The Corporation has no incentive compensation schemes with Named Executive Officers based upon qualitative factors.

The compensation of Mr. Voorheis as Chief Executive Officer and Mr. Benson as Chief Restructuring Officer was based on the Board's understanding of compensation packages of chief executives involved in corporate restructurings.

Submitted by the Compensation Committee

Stanley Beck
David Rattee

Performance Graph

The following graph compares the total cumulative return of $100 invested in the Common Shares on December 31, 2002 with the cumulative total return of the S&P/TSX Composite Index over the Corporation's last five financial years, including the 2007 Financial Year (in each case, assuming the reinvestment of dividends).  The table below shows what a $100 investment in the above-mentioned index and in the Common Shares, made at December 31, 2002, would be worth in each of the five financial years following the initial investment (in each case, assuming the reinvestment of dividends).

	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	March 31, 2006	March 31, 2007
Hollinger Inc. Common Shares	100	65.80	131.80	49.85	48.05	9.97
S&P/TSX Composite Index	100	126.72	145.07	180.075	194.43	216.65

Compensation of Directors

Mr. Benson, who was a director and also the Chief Restructuring Officer of the Corporation prior to March 7, 2007, received no remuneration for his services as a director.  Mr. Voorheis, who was a director during the entire 2007 Financial Year and served in an executive capacity starting on January 15, 2007, received no remuneration for his services as a director following his appointment as Chief Executive Officer effective April 16, 2007.

The table below sets out the annual retainers and attendance fees paid to the directors other than Mr. Benson during the 2007 Financial Year.

Annual Board retainer	$70,000
Additional annual retainer for Chairman of the Board	$50,000
Additional annual retainer for chairmen of committees of the Board	$15,000
Additional annual retainer for members of Board committees	$3,500
Board meeting attendance fee	$1,500
Committee meeting attendance fee	$1,500

Compensation of Board members is subject to a cap of $150,000 per director for a 12-month period, except the Chairman of the Board, who is subject to a cap of $200,000 for a 12-month period.

The table below sets out the actual retainers and fees paid to directors by the Corporation in respect of the 2007 Financial Year:

Stanley Beck	$158,187
David Drinkwater	$105,195
Patrick W.E. Hodgson	$118,940
David Rattee	$150,000
Wesley Voorheis	$98,203
Newton Glassman (ceased to be a director in May 2007)	$130,281
Robert Gillespie (ceased to be a director on October 26, 2006)	$56,495
Joseph Wright (ceased to be a director on April 17, 2006)	$14,815

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Subject to the following paragraph, as at March 31, 2007 there was no outstanding indebtedness (other than "routine indebtedness" as defined under applicable Canadian securities laws) to the Corporation or its subsidiaries by all present and former directors, officers and employees of the Corporation and its subsidiaries.

The Corporation is unable to determine whether there is any indebtedness of former directors, officers and employees of the Corporation to its subsidiary, Sun-Times.

INTEREST OF INFORMED PERSONS IN
MATERIAL TRANSACTIONS

Except as disclosed herein, no (a) "informed person" of the Corporation, (b) proposed director of the Corporation, or (c) any associate or affiliate of any informed person or proposed director, has any material interest, direct or indirect, in any transaction since April 1, 2006 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.  "Informed person" means a director or executive officer of the Corporation, a director or executive officer of an entity that is an informed person or a subsidiary of the Corporation, and any person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction over Common Shares or a combination of both carrying more than 10% of the voting rights attached to all outstanding Common Shares.

Three loans were made by Domgroup Ltd. ("Domgroup"), a wholly-owned subsidiary of the Corporation, to RCL in the principal amounts of $4.7 million, $4.8 million and $5.2 million to assist Ravelston Management Inc. ("RMI"), a subsidiary of RCL, in meeting its obligations to the Corporation under the support agreement entered into in March 2003 (the "Support Agreement") between the Corporation and RMI in connection with the Corporation's issuance of the Secured Notes, and thereby assist the Corporation in meeting its obligations under the indentures governing the Secured Notes.  Each of the loans is evidenced by a demand promissory note bearing interest at the prime lending rate plus 4% per annum, calculated and payable monthly, and secured pursuant to a general security agreement of RCL.  The principal amounts of these loans and accrued interest thereon remain outstanding.

Expenses of approximately $7.0 million were incurred by the Corporation in connection with a going private transaction proposed by RCL in 2004, which RCL agreed to reimburse to the Corporation pursuant to a reimbursement agreement.  RCL's obligation to reimburse the Corporation is secured by a general security agreement.

The Corporation has claimed amounts due from RMI of $89.9 million at June 30, 2007 in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement do not accrue interest and are unsecured obligations of RMI.  Pursuant to a contribution agreement entered into in March 2003 between the Corporation, RMI and RCL (the "Contribution Agreement"), RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of RCL's shares of RMI.

An amended promissory note dated March 10, 2003 was issued by the Corporation in favour of Sun-Times in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind) for an aggregate outstanding principal and accrued interest of $38.7 million (US$36.4 million) at June 30, 2007.  Interest is calculated quarterly and all amounts owing under this promissory note are payable on demand after March 2, 2011.  The Corporation paid $0.8 million (US$0.7 million) through August 31, 2003 and no further interest payments have been made to Sun-Times.  Interest continues to be accrued at the 14.25% rate.  Certain covenants under the Secured Notes restrict payment of interest.  This promissory note is also secured by a pledge of the Contribution Agreement.  The promissory note is guaranteed by RCL and secured by its receivables under RCL's management services agreement with CanWest Global Communications Corp.  The Corporation understands that the management services agreement between RCL and CanWest Global Communications Corp. was terminated in May 2005.  All amounts owing under the amended promissory note are subordinated to the Secured Notes.

On March 10, 2003, Sun-Times repurchased for cancellation 2,000,000 Sun-Times Class A Shares from the Corporation at US$8.25 per share for total proceeds of $24.2 million (US$16.5 million).  On January 1, 2003, the fair value of a Sun-Times Class A Share was US$10.69.  Sun-Times also redeemed from the Corporation, pursuant to a redemption request, all of the 93,206 outstanding shares of its Series E redeemable convertible preferred stock at the fixed redemption price of $146.63 per share for total proceeds of $13.6 million (US$9.3 million).  These transactions were completed in conjunction with the Corporation closing the private placement of the $120 million tranche of Secured Notes issued March 10, 2003.

Proceeds from the repurchase and redemption were offset against debt due to Sun-Times from the Corporation, resulting in net outstanding debt due to Sun-Times of approximately $29.9 million (US$20.4 million) as of March 10, 2003.

The debt due to Sun-Times represented amounts loaned by Sun-Times to the Corporation in connection with the cash purchase by the Corporation of special shares of Hollinger Canadian Publishing Holdings Inc., a subsidiary of Sun-Times, in 1997.  In 2001, the special shares were exchanged for cash.

The Corporation and Sun-Times previously reported that a committee of independent directors of Sun-Times had agreed to a partial subsequent offset of the remaining US$20.4 million of debt against amounts owed by Sun-Times to RMI and further stated that the offset was effected April 30, 2003.  Although the Corporation believed final approval had been given for the offset by the committee of independent directors of Sun-Times, the committee advised that final approval of any offset was subject to appropriate due diligence and receipt of an independent fairness opinion.  Upon completion of its due diligence review, the committee decided to withhold approval of the subsequent partial offset.

As a result of an understanding that the subsequent partial offset had been completed on April 30, 2003, the Corporation did not pay interest on the principal amount of the debt due to Sun-Times that had been partially offset.  RCL did not make the payment due on June 30, 2003 into a cash collateral account of Sun-Times securing the debt.  Since that time, the Corporation has not paid interest on the principal amount that remained after the subsequent partial offset and RCL has made no further payments to the cash collateral account.

Certain employees of the Corporation are former employees of RMI.  Employment contracts for these employees were transferred to the Corporation effective January 1, 2004.  The employees retained all seniority, pension benefits and other entitlements earned while at RMI and remain beneficiaries under a defined benefit pension plan sponsored by RCL.  The pension plan is now under the control of  Morneau Sobeco Limited Partnership, as an administrator, appointed by the Financial Services Commission of Ontario.  The Corporation is unable to determine and no agreement has been made between RCL, RMI and the Corporation as to their respective legal obligations in respect of this pension plan.

On February 7, 2006, the Court approved an agreement between 10 Toronto Street Inc. ("TSI") and Richter.  The agreement amends an agreement entered into between TSI and Argus Corporation Limited ("Argus") made as of June 30, 1986 granting Argus an option to purchase and a right of first refusal with respect to the real property located at 10 Toronto Street, Toronto, Canada.  The agreement provided for the early expiration of the option and the termination of the right of first refusal in exchange for a commitment to pay a minimum of $750,000 and possible additional consideration upon the sale of the property.  On May 8, 2007, TSI sold the real property located at 10 Toronto Street for $14 million.  Pursuant to and in satisfaction of all payments required under this option amending agreement, a payment of $1.0 million was made to Richter.

Pursuant to the Advisory Agreement MOA, Mr. Benson ceased to serve as the Chief Restructuring Officer of the Corporation on March 7, 2007 and at such time the Advisory Agreement terminated.  Pursuant to the terms of the Advisory Agreement MOA, Benson Consulting was paid $1 million in consideration of the services rendered and milestones achieved.  All payments required under the Advisory Agreement MOA have been made.

On January 15, 2007, the Corporation and VC & Co. entered into the Voorheis Engagement Agreement, pursuant to which Mr. Voorheis commenced rendering executive services to the Corporation.  On June 20, 2007, the Corporation, VC & Co. and Mr. Voorheis entered into the Consulting Agreement, effective April 16, 2007, pursuant to which the Corporation appointed Mr. Voorheis to serve as Chief Executive Officer of the Corporation.  See "Executive Compensation — Termination of Employment, Change in Responsibilities and Employment Contracts — Wesley Voorheis".

From April 1, 2006 to August 15, 2007, the Corporation paid $442,005 to Voorheis & Co. LLP, an advisory firm founded by and related to Mr. Voorheis, for fees and expenses related to advisory work.

On March 26, 2007, the Corporation and BlueTree Advisors entered into an engagement agreement pursuant to which Mr. Aziz agreed to serve as Chief Financial Officer of the Corporation effective March 8, 2007.  Mr. Aziz is the Managing Partner of BlueTree Advisors.  See "Executive Compensation — Termination of Employment, Change in Responsibilities and Employment Contracts — William Aziz".

The Corporation received a demand for $4.0 million from Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the court-imposed inspection of the Corporation and litigation to which the Corporation and Catalyst were parties.  Catalyst is related to the Corporation by virtue of being a shareholder of the Corporation and because Newton Glassman, a former director of the Corporation, is the Managing Partner of The Catalyst Capital Group Inc.  In July 2007, the Corporation paid $2 million of these costs in full settlement of the Catalyst demand.

CORPORATE GOVERNANCE

The Corporation and its Board of Directors remain committed to corporate governance practices that are appropriate for the Corporation and its business, while at the same time satisfying regulatory requirements.  This section describes a number of the Corporation's governance practices.

Board of Directors Meetings Held and Attendance of Directors

A list of the meetings of the Board and its committees held during the 2007 Financial Year is included below, with the attendance record of each Director for the period during which each such Director served on the Board and, if applicable, any of its committees.

Number of Board and Committee Meetings Held

Board of Directors	17
Audit Committee	15
Litigation Committee	4
Compensation Committee	1

Summary of Attendance of Directors

Name of Directors	Attendance at Board of Directors Meetings	Attendance at Committee Meetings(1)
Randall C. Benson(2)	16/16	0/0
Joseph H. Wright(3)	0/0	1/1
Stanley M. Beck, QC	17/17	5/5
David W. Drinkwater	15/17	4/4
Newton G. Z. Glassman (4)	15/17	19/20
David A. Rattee	17/17	20/20
Robert Gillespie(5)	7/7	5/5
Patrick W.E. Hodgson(6)	16/16	16/17
G. Wesley Voorheis(7)	16/16	4/4

(1)           Reflects attendance only at meetings of committees on which the director served.

(2)	Mr. Benson ceased to be a director effective March 7, 2007.

(3)	Mr. Wright served as Chairman of the Board from September 22, 2005 until resigning from the Board on April 17, 2006.

(4)	Mr. Glassman ceased to be a director in May 2007.

(5)           Mr. Gillespie served as a director from May 12, 2006 until he resigned from the Board on October 26, 2006.

(6)           Mr. Hodgson has served as a director since May 12, 2006.

(7)           Mr. Voorheis has served as a director since May 12, 2006.

Statement of Corporate Governance Practices

The disclosure set out below reflects the Corporation's compliance with National Policy 58-201 – Disclosure of Corporate Governance Guidelines and National Instrument 58-101 – Corporate Governance Practices (the "CSA Governance Rules").

Disclosure Requirement	Practices of Hollinger Inc.
Independence of the Board
More than a majority of the members of the Corporation's Board of Directors are independent Directors.  Mr. Benson, the Corporation's former Chief Restructuring Officer, was not independent during the 2007 Financial Year.  As of January 15, 2007, Mr. Voorheis commenced rendering executive services to the Corporation and is therefore not independent.

Other Board Positions held by the Company's Directors	The Directors listed below also sit on the boards of the public company issuers indicated opposite their names:
	Stanley M. Beck	Altamira Inc. (Chairman, Advisory Council), GMP Capital Corp. (Chairman), NewGrowth Corp., Utility Corp., First Financial GP Corp., Canadian Tire Bank Inc. and 407 International Inc. (Chairman).
David A. Rattee
CIGL Holdings Ltd. (Chairman), MICC Investments Ltd., Bank of New York Trust Co. of Canada, Northstar Aerospace Inc. (Chairman, Audit Committee), Open Access Ltd., Loring Ward International Ltd. (Chairman), Reliable Life Insurance Company and Old Republic Insurance Co. of Canada.

	Patrick W.E. Hodgson	M & T Bank, First Carolina Investors, Inc. and Todd Shipyards Corporation.
	G. Wesley Voorheis	Sun-Times Media Group, Inc.
In Camera Meetings	At the conclusion of each meeting of the Board, the independent Directors decide whether to meet without any member of Management or any non-independent Director being present.

Disclosure Requirement	Practices of Hollinger Inc.
Independent Chairman	Mr. Beck is the Chairman of the Board and is an independent Director.
Board Charter	The Charter of the Board of Directors is included as Schedule A to this Circular.

Under the Charter, the Board of Directors has explicitly assumed responsibility for the stewardship of the Corporation and its business, as well as for the matters specifically set out in the CSA Governance Rules.

The Charter provides that the Board shall be responsible for developing the Corporation's approach to corporate governance, and shall satisfy itself as to the integrity of Management.  The Board shall also provide oversight of the operation of the business, dealing with matters that include risk management, strategic planning, internal control and information management systems, communications, and cash flow and capital management.

Size of the Board
The Corporation's articles require it to have a minimum of three and a maximum of 21 Directors.  The Board is authorized to increase, by resolution from time to time, the number of directors of the Corporation within the prescribed maximum and minimum limits set out in the Corporation's articles.  The Board believes that a Board with a number of Directors within this range will allow it to operate effectively.  The number of Directors to be elected at the Meeting is set at five.  The size and composition of the Board brings to the Corporation a balance of expertise as well as backgrounds in other areas that the Board believes is of benefit to the Corporation.

Board Committees
The following is a list of the Corporation's Board Committees:

•  Audit Committee

•  Compensation Committee

On March 27, 2007, the Board disbanded the Litigation Committee which had previously operated as a committee comprised of the entire Board.  The Board has adopted a mandate for the Audit Committee only.

Disclosure Requirement	Practices of Hollinger Inc.
Position Descriptions
The Board has an approved position description for the following positions:
•  Chair of the Board

•  Chair of the Audit Committee

The Board is satisfied that the functions and respective responsibilities of the Board and Management are clearly understood and supported by all participants in the Corporation's governance process.
The Board expects Management to keep it apprised of all material risks facing the Corporation and to provide it with regular reports on the Corporation's activities and on any external developments that are likely to affect the Corporation.  The Board also expects Management to advise it of any events which have or are likely to have a material effect on the Corporation.  The interaction between the Board and Management challenges Management to proactively manage the nature of the business with a view to maximizing stakeholder value.

Orientation Program	There is currently no orientation program for new Directors.
Ongoing Education Program	There is currently no education program for Directors.
Culture of Ethical Business Conduct
The Board has approved and adopted a Code of Business Conduct and Ethics, which applies to all the Corporation's Directors, officers, and employees.  The Code is a codification of standards designed to deter wrongdoing and promote:

•  honest and ethical conduct;

•  avoidance of conflicts of interest;

•  full, fair, accurate, timely and understandable disclosure in the Corporation's public documents;

Disclosure Requirement	Practices of Hollinger Inc.
• compliance with applicable governmental laws, rules and regulations;
• prompt reporting to a Director or officer of the Corporation of any violation of the Code; and
• accountability and responsibility by all Directors, officers and employees for adherence to the Code.
A copy of the Code of Business Conduct and Ethics may be obtained from the Corporation by contacting William Aziz, telephone: 416.363.8721; fax: 416.364.0832.
Monitoring Compliance with Code of Business Conduct and Ethics and Other Policies	The Board has adopted a requirement for regular reports on compliance with the Code of Business Conduct and Ethics Policy, as well as other company policies.
Conflict of Interest	See "Matters for Consideration of Shareholders – Additional Information Relating to Proposed Directors".
Audit Committee
The mandate of the Audit Committee includes responsibility for reviewing the Corporation's quarterly and annual financial statements and management's discussion and analysis of financial conditions and results of operations and for monitoring the Corporation's internal control procedures.  The Audit Committee meets regularly with the Corporation's external auditors without Management being present.  All members are independent Directors.  Additional information with respect to the Audit Committee, including its mandate, can be found in the Corporation's annual information form dated June 29, 2007 (the "AIF").  A copy of the AIF may be obtained from SEDAR at www.sedar.com.

Litigation Committee	Until it was disbanded on March 27, 2007, the Litigation Committee was comprised of the entire Board. Its mandate was to direct and supervise all litigation matters involving the Corporation.
Nomination of New Directors
The Board does not have a committee specifically charged with responsibility for proposing new nominees to the Board.  Since early 2005, Directors have been appointed by the Court.  Nominees are proposed by the Board as a whole in consultation and discussion with its major shareholder and Court approval is then sought.

Disclosure Requirement	Practices of Hollinger Inc.
Independence of the Compensation Committee
The Compensation Committee is comprised entirely of independent Directors.  The Compensation Committee's responsibilities include:
•  reviewing and making recommendations to the Board (without the participation of the Chief Executive Officer) concerning compensation of the Corporation's Chief Executive Officer;

•  reviewing and making recommendations to the Board concerning compensation of other executive officers and Directors, incentive-based plans and equity-based plans;

•  approving and monitoring share ownership policies; and

•  reviewing compensation disclosure in public documents, including the Committee's annual report on executive compensation for inclusion in the Circular in accordance with applicable rules and regulations.

Operation of the Compensation Committee
The Compensation Committee considers matters within its mandate and makes recommendations to the full Board.

The Board annually appoints the members of the Compensation Committee.  As part of each meeting, Committee members meet without any member of Management present.  The Committee has the authority to retain and compensate any consultants and advisors it considers necessary.

Determining Director and Officer Compensation
The Compensation Committee reviews and recommends the compensation for the Chief Executive Officer to the Board.  It also reviews and recommends to the Board compensation policies and levels for the Corporation's other executive officers to ensure that their compensation is competitive and reasonably related to personal and corporate performance.  It uses various information sources, including independent consultants when deemed necessary, to monitor the competitive position of the Corporation's salaries, bonus plans and stock-based incentives and to assess the effectiveness of the Corporation's incentive plans in contributing to corporate performance.  Additionally, the Corporation reviews and recommends Director compensation to the Board.

Disclosure Requirement	Practices of Hollinger Inc.
The Board of Directors reviews the recommendations from the Compensation Committee, and approves Director and officer compensation as a whole. See "Statement of Executive Compensation".
Assessment	The Board and its Committees are assessed annually for their effectiveness.
Outside Advisors	Each Committee of the Board is entitled to engage outside advisors at the Corporation's expense in connection with its mandate.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

In July 2007 the Corporation renewed its directors' and officers' liability insurance for the benefit of the directors and officers of the Corporation.  The insurance is renewable effective July 21, 2008.  The premium paid by the Corporation for such insurance in 2007 was US$1.665 million in the aggregate.  The insurance does not specify that a part of the premium is paid in respect of either directors as a group or officers as a group.  The total insurance coverage obtained under the current policy is US$50 million per occurrence and in the aggregate, subject to a US$500,000 deductible.  No coverage is available under the insurance for claims arising out of any act, error, omission, misstatement, misleading statement, neglect, breach of duty or certain wrongful acts committed or allegedly committed prior to July 15, 2005.  Claims arising out of any prior and/or pending litigation as at July 27, 2005 are covered up to only US$25 million.

In July 2007 the Corporation purchased extended coverage under this insurance policy to provide $40 million of coverage in respect of the nominees of the Corporation appointed to the board of directors of Sun-Times on July 31, 2007.  The Corporation has paid an additional premium of US$333,903 in respect of this additional coverage.

AUDIT COMMITTEE INFORMATION

See the sections entitled "Audit Committee" (including "Exhibit A – Charter of the Audit Committee of Hollinger Inc.") and "Auditors" in the Corporation's AIF dated June 29, 2007, which are incorporated by reference in this Circular, for information on the Corporation's Audit Committee required to be disclosed under Multilateral Instrument 52-110 – Audit Committees.  A copy of the AIF may be obtained from SEDAR at www.sedar.com.

AVAILABILITY OF CERTAIN DOCUMENTS

Additional documents and information regarding the Corporation are available through SEDAR.  These documents can be accessed through the Internet at www.sedar.com.  Financial information regarding the Corporation is contained in the Corporation's comparative financial statements and MD&A for the 2007 Financial Year.  Documents have also been filed by the Corporation in its capacity as a shareholder of Sun-Times with the United States Securities & Exchange Commission and these documents can be accessed through the Internet at www.sec.gov/index.htm.

The Corporation will provide to any person, without charge, following a written or oral request to William Aziz, 120 Adelaide Street West, Suite 512, Toronto, Ontario, M5H 1T1 (telephone: 416.363.8721; fax: 416.364.0832), a copy of this Circular, the Corporation's annual information form dated June 29, 2007, the Corporation's financial statements and MD&A for the financial years ended March 31, 2007, March 31, 2006 and December 31, 2005, and any interim financial statements and MD&A since March 31, 2007.

Under National Instrument 51-102 – Continuous Disclosure Obligations, a registered holder or beneficial owner of securities of the Corporation who wishes to receive interim financial statements from the Corporation (and annual financial statements, in the case of beneficial owners) must deliver a written request for such material to the Corporation.  Shareholders who wish to receive interim financial statements (and annual financial statements, in the case of beneficial owners) are encouraged to send the enclosed request form, in the addressed envelope provided, to Computershare, as transfer agent.  The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements (and annual financial statements, in the case of beneficial owners).

SHAREHOLDER PROPOSALS

The Canada Business Corporations Act permits certain eligible Shareholders to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of Shareholders.  The final date by which the Corporation must receive Shareholder proposals for the next annual meeting of Shareholders is April 25, 2008.

CERTIFICATE

The Board of Directors has approved the contents and the sending of this Management Proxy Circular.

DATED the 15th day of August, 2007.

(signed) Stanley M. Beck Chairman

Board Charter

SCHEDULE A

HOLLINGER INC.

CHARTER OF THE BOARD OF DIRECTORS

GENERAL

1.                      Purpose and Responsibility of the Board

 By approving this Charter, the Board explicitly assumes responsibility for the stewardship of Hollinger and its business.  This stewardship function includes responsibility for the matters set out in this Charter, which form part of the Board's statutory responsibility to manage or supervise the management of Hollinger's business and affairs.

2.                      Review of Charter

 The Board shall review and assess the adequacy of this Charter annually and at such other times as it considers appropriate, and shall consider and make such amendments to this Charter as the Board considers necessary or appropriate.

3.                      Definitions and Interpretation

3.1                    Definitions

 In this Mandate:

(a)    "Board" means the board of directors of Hollinger;

(b)    "CEO" means Hollinger's chief executive officer, if any;

(c)    "Chairman" means the Chairman of the Board;

(d)    "Charter" means this charter, as amended from time to time;

(e)    "CRO" means Hollinger's chief restructuring officer, if any;

(f)     "Director" means a member of the Board;

(g)    "Hollinger" means Hollinger Inc.; and

(h)    "Stock Exchanges" means, at any time, any stock exchange on which any securities of Hollinger are listed for trading at the applicable time.

3.2                    Interpretation

 This Charter is subject to and shall be interpreted in a manner consistent with Hollinger's articles, by-laws, the Canada Business Corporations Act (the "CBCA"), and any other applicable legislation.

CONSTITUTION OF THE BOARD

4.                      Election and Removal of Directors

4.1                    Number of Directors

 The Board shall consist of such number of Directors as the shareholders (or the Board as authorized by the shareholders) may determine from time to time, within any range as may be set out in Hollinger's articles at such time.

4.2                    Election of Directors

 Directors shall be elected by the shareholders annually for a one year term, but if Directors are not elected at any annual meeting, the incumbent Directors shall continue in office until their successors are elected.

4.3                    Vacancies

 The Board may appoint a member to fill a vacancy which occurs in the Board between annual elections of Directors, to the extent permitted by the CBCA.

4.4.                   Ceasing to Be a Director

A Director will cease to hold office upon:

(i)           delivering a resignation in writing to Hollinger;

(ii)           being removed from office by an ordinary resolution of the shareholders;

(iii)           his or her death; or

(iv)           becoming disqualified from acting as a Director.

4.4                    Deemed Resignation

A Director shall submit his or her resignation to Hollinger (which resignation may or may not be accepted) if that Director changes his or her principal occupation.

5.                      Criteria for Directors

5.1                    Qualifications of Directors

 Every Director shall be an individual who is at least 18 years of age, has not been determined by a court to be of unsound mind and does not have the status of bankrupt.

5.2                    Residency

 At least 25% of the Directors shall be resident Canadians.

5.3                    Independence of Directors

(a)    The composition of the Board shall comply with all statutory and regulatory requirements to which Hollinger is subject.  Without limiting the generality of the foregoing, at least one-third of the Directors shall not be officers or employees of Hollinger or any of its affiliates.

(b)    At least a majority of the Directors shall be independent as "independence" is defined for the purposes of board composition under applicable Canadian securities laws.

5.4                    Other Criteria

 The Board may establish other criteria for Directors as contemplated in this Charter.

6.                      Board Chairman

6.1                    Board to Appoint Chairman

 The Chairman shall be an independent Director.

6.2                    Chairman to Be Appointed Annually

The Board shall appoint the Chairman annually at the first meeting of the Board after a meeting of the members at which Directors are elected.  If the Board does not so appoint a Chairman, the Director who is then serving as Chairman shall continue as Chairman until his or her successor is appointed.

7.                      Remuneration of Directors and Retaining Advisors

7.1                    Remuneration

 Members of the Board and the Chairman shall receive such remuneration for their service on the Board as the Board may determine from time to time, in consultation with the Compensation Committee of the Board, if any.

7.2                    Retaining and Compensating Advisors

Each Director shall have the authority to retain outside counsel and any other external advisors from time to time as appropriate with the approval of the Chairman of the Board or the Chairman of the Nominating and Corporate Governance Committee, if any, which approval may not be unreasonably withheld or delayed.

MEETINGS OF THE BOARD

8.                      Meetings of the Board

8.1                    Time and Place of Meetings

 Meetings of the Board shall be called and held in the manner and at the location contemplated in Hollinger's by-laws.

8.2                    Frequency of Board Meetings

 The Board shall meet at least four times per year on a quarterly basis.

8.3                    Quorum

 In order to transact business at a meeting of the Board:

(a)    at least a majority of Directors then in office shall be present; and

(b)    at least 25% of the Directors present must be resident Canadians (or, if this is not the case, a resident Canadian Director who is unable to be present and whose presence at the meeting would have resulted in the required number of resident Canadian Directors being present, must approve the business transacted at the meeting, whether in writing, by phone or otherwise).

8.4                    Secretary of the Meeting

 The Chairman shall designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of any meeting of the Board.

8.5                    Right to Vote

 Each member of the Board shall have the right to vote on matters that come before the Board.

8.4                    Invitees

 The Board may invite any of Hollinger's officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

9.                      In Camera Sessions

9.1                    In Camera Sessions of Non-Management Directors

 At the conclusion of each meeting of the Board, the Directors shall decide whether to meet without any member of management being present (including any Director who is a member of management).

9.2.                   In Camera Sessions of Independent Directors

   At the conclusion of each meeting of the Board, the independent Directors shall decide whether to meet without any member of management or any non-independent Director being present.

DELEGATION OF DUTIES AND RESPONSIBILITIES OF THE BOARD

10.                    Delegation and Reliance

10.2                  Delegation to Committees

The Board may establish and delegate to committees of the Board any duties and responsibilities of the Board which the Board is not prohibited by law from delegating.  However, no committee of the Board shall have the authority to make decisions which bind Hollinger, except to the extent that such authority has been expressly delegated to such committee by the Board.

10.3                  Requirement for Certain Committees

 The Board shall establish an Audit Committee and may establish and maintain the following committees of the Board:

(a)    Nominating and Corporate Governance Committee;

(b)    Compensation Committee;

(c)    Retraction Price Committee; and

(d)    Litigation Committee.

Any such committee shall have mandates that incorporate all applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate.

10.3                  Composition of Committees

The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with listing requirements of the Stock Exchanges and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate.

10.4                  Review of Charters

On an annual basis, the Board will review the charters of each committee of the Board and any recommendations relating thereto which have been made by the Nominating and Corporate Governance Committee, if any.  The Board will approve those changes to the charters that it determines are appropriate.

10.5                 Delegation to Management

Subject to Hollinger's articles and by-laws, the Board may designate the offices of Hollinger, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of Hollinger, except to the extent that such delegation is prohibited under the CBCA or limited by the articles or by-laws of Hollinger or by any resolution of the Board or policy of Hollinger.

10.6                  Limitations on Management Authority

The following matters shall require the approval of the Board (or the approval of a committee to which it has delegated authority with respect to such matters):

(a)    all decisions which are outside of the ordinary course of Hollinger's business (including, without limitation, litigation strategies, major financings, acquisitions, dispositions, licensing and new material changes to commercial relationships);

(b)    any expenditure above an amount specified by the Board from time to time;

(c)    appointment of officers; and

(d)    such other matters as the Board may determine from time to time.

10.7                  Reliance on Management

   The Board is entitled to rely in good faith on the information and advice provided to it by Hollinger's management.

10.8                  Reliance on Others

 The Board is entitled to rely in good faith on information and advice provided to it by advisors, consultants and such other persons as the Board considers appropriate.

10.9                  Oversight

 The Board retains responsibility for oversight of any matters delegated to any committee of the Board or to management.

DUTIES AND RESPONSIBILITIES

11.                    Duties of Individual Directors

11.1                  Fiduciary Duty and Duty of Care

 In exercising his or her powers and discharging his or her responsibilities, a Director shall:

(a)    act honestly and in good faith with a view to the best interests of Hollinger; and

(b)    exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

11.2                  Compliance with CBCA and Constating Documents

 A Director shall comply with the CBCA and the regulations to the CBCA as well as with Hollinger's articles and by-laws.

11.3                  Compliance with Hollinger's Policies

 A Director shall comply with all policies of Hollinger applicable to members of the Board as approved by the Board.

12.                    Responsibilities of Directors

12.1                  Responsibilities Set out in Charter

 A Director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with the Charter.

12.2                  Meeting Preparation and Attendance

 In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, a Director shall:

(a)
review thoroughly the material provided to the Director in connection with the meeting, provided that such review is practicable in view of the time at which such material was delivered to the Director; and

(b)	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

12.3                  Assessment

 A Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

12.4                  Other Responsibilities

 A Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

13.                    Board Responsibility for Specific Matters

13.1                  Responsibility for Specific Matters

The Board explicitly assumes responsibility for the matters set out in Sections 13 to 18 of this Charter, recognizing that these matters represent in part responsibilities reflected in requirements and recommendations adopted by applicable securities regulators and the Stock Exchanges and do not limit the Board's overall stewardship responsibility or its responsibility to manage or supervise the management of Hollinger's business and affairs.

13.2                  Delegation to Committees

Whether or not specific reference is made to committees of the Board in connection with any of the matters referred to below, the Board may direct any committee of the Board to consider such matters and to report and make recommendations to the Board with respect to these matters.

14.                    Corporate Governance Generally

14.1                  Governance Practices and Principles

The Board shall be responsible for developing Hollinger's approach to corporate governance.

14.2                  Governance Disclosure

The Board shall approve disclosure regarding Hollinger's governance practices in any document before it is delivered to Hollinger's shareholders or filed with securities regulators or with the Stock Exchanges.

14.3                  Certification

The Board shall review and approve before it is filed, each certification required to be delivered by Hollinger's CEO, CRO and/or CFO to the Stock Exchanges with respect to Hollinger's compliance with its listing agreement or with respect to non-violation of applicable corporate governance listing standards.

14.4                  Delegation to Nominating and Governance Committee

The Board may direct the Nominating and Corporate Governance Committee, if any, to consider the matters contemplated in this Section 14 and to report and make recommendations to the Board with respect to these matters.

15.                    Responsibilities Relating to Management

15.1                  Integrity of Management

 The Board shall, to the extent feasible, satisfy itself:

(a)    as to the integrity of the senior officers of Hollinger; and

(b)    that the senior officers create a culture of integrity throughout the organization.

15.2                  Succession Planning

The Board shall be responsible for succession planning, including appointing, training and monitoring senior management.

15.3                  Executive Compensation Policy

After receiving recommendations of the Compensation Committee, if any, the Board shall make such determinations as it considers appropriate with respect to:

(a)    CEO's compensation level;

(b)    non-CEO senior officer compensation;

(c)    director compensation;

(d)    incentive-compensation plans; and

(e)    equity-based plans.

16.                    Oversight of the Operation of the Business

16.1                  Risk Management

Taking into account the reports of management and such other persons as the Board may consider appropriate, the Board shall identify the principal risks of Hollinger's business and satisfy itself as to the implementation of appropriate systems to manage these risks.

16.2                  Strategic Planning

The Board shall have responsibility for strategic planning for Hollinger, taking into account, among other things, the opportunities and risks of Hollinger's business.

16.3                  Internal Control and Management Information Systems

The Board shall review the reports of management and the Audit Committee concerning the integrity of Hollinger's internal control and management information systems.  Where appropriate, the Board shall require management (overseen by the Audit Committee) to implement changes to such systems to ensure integrity of such systems.

16.4                  Communications

The Board shall be responsible for overseeing Hollinger's communications with shareholders, the investment community, the media, governments and their agencies, employees and the general public.  The Board shall consider, among other things, the recommendations of management and the Audit Committee with respect to this responsibility.

16.5                  Financial Statements

(a)
The Board shall receive regular reports from the Audit Committee with respect to the integrity of Hollinger's financial reporting system and its compliance with all regulatory requirements relating to financial reporting.

(b)
The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements of Hollinger to be delivered to shareholders.  If appropriate, the Board shall approve such financial statements.

16.6                  Cash Flow and Capital Management

The Board shall receive regular reports from management on the structure and management of Hollinger's capital and cash flow.

16.7                  Pension Plan Matters

The Board shall receive and review reports from management and from the Compensation Committee, if any, covering administration, investment performance, funding, financial impact, actuarial reports and other pension plan related matters.

16.8                  Code of Business Conduct and Ethics

The Board will review and approve a Code of Business Conduct and Ethics for Hollinger.  In adopting this code, the Board will consider its compliance with applicable legal and Stock Exchange listing requirements and with such recommendations of relevant securities regulatory authorities and Stock Exchanges as the Board may consider appropriate.

16.8                  Compliance and Disclosure

The Board will monitor compliance with the Code of Business Conduct and Ethics and recommend disclosures with respect thereto.  The Board will approve, if determined appropriate, the disclosure of the Code of Business Conduct and Ethics and of any waiver granted to a Director or senior officer of Hollinger from complying with the Code of Business Conduct and Ethics.

17.                    Nomination of Directors

17.1                  Nomination and Appointment of Directors

(a)    The Board shall nominate individuals for election as Directors by the shareholders and if a Nominating and Corporate Governance Committee exists, shall require such committee to make recommendations to it with respect to such nominations.

(b)    The Board shall adopt a process:

(i)	to consider what competencies and skills the Board, as a whole, should possess; and

(ii)	to assess what competencies and skills each existing Director possesses.

If a Nominating and Corporate Governance Committee exists, the process shall be based upon its recommendations.

18.                    Board Effectiveness

18.1                  Position Descriptions

The Board shall review and, if determined appropriate, approve the recommendations of the Nominating and Corporate Governance Committee, if any, concerning formal position descriptions for:

(a)	the Chairman of the Board and the Chairman of each committee of the Board; and

(b)	the CEO.

March 2007